Exhibit 99.1

For immediate release

BioLineRx Enters into Share Purchase
Agreement with Lincoln Park Capital

Jerusalem, Israel, September 27, 2012 --- BioLineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX), a biopharmaceutical drug development company, announced today that it has signed a purchase agreement for the sale, from time to time, of up to $15 million of its American Depositary Shares (“ADSs”) with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor.

During the 36-month term of the purchase agreement, BioLineRx controls the timing and amount of any sales to LPC, if and when the Company decides, in accordance with the purchase agreement. LPC has no right to require the Company to sell any ADSs to LPC, but LPC is obligated to make purchases as BioLineRx directs, subject to certain conditions. Such conditions include the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission covering the resale of the ADSs that may be issued to LPC. The purchase price related to any sales to LPC will be based on the prevailing market prices of the Company’s ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

A more detailed description of the purchase agreement is set forth in the Company’s current report on Form 6-K recently filed with the SEC.

Dr. Kinneret Savitsky, CEO of BioLineRx, commented, “This new financing agreement gives us flexible access to capital to support our growing clinical pipeline. Recently, we in-licensed a Phase II ready asset in the oncology field and we are seeing additional interesting clinical-stage opportunities in other therapeutic areas as well. This potential source of funding will allow us to accelerate the development of these later-stage opportunities, which have greater potential to reach a partnering transaction within a relatively short period of time.”

“We currently have a strong cash position, and reported over $30 million in cash as of June 30, 2012. Therefore, we believe this is the best financing alternative for BioLine at present, since we can raise capital on an as-needed basis in small tranches, while responding to market conditions in real time. We are appreciative of the continued support of LPC, which is a previous investor and has been an ongoing shareholder in BioLine,” concluded Dr. Savitsky.

About BioLineRx
BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of six clinical stage candidates: BL-1020 for schizophrenia is currently undergoing a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development, BL-7040 for treating inflammatory bowel disease (IBD) has commenced a Phase II trial, and BL-8040 for treating acute myeloid leukemia (AML) has completed Phase I. In addition, BioLineRx has nine products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

About Lincoln Park Capital (LPC)
LPC is an institutional investor headquartered in Chicago, Illinois. LPC’s experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, energy and technology. LPC’s investments range from multiyear financial commitments to fund growth, to special situation financings and to long-term strategic capital, offering companies certainty, flexibility and consistency.  For more information, visit www.lincolnparkcapital.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale are unlawful prior to registration or qualification under securities laws of any such jurisdiction.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipih@netvision.net.il